EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

JUNE 24, 2014

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote

1.
The approval of an ordinary resolution appointingKPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
		PASSED 310,430,234 (97.74%) For 7,171,766 (2.26%) Withheld

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

		Votes For		Votes Withheld
	Derek W. Evans	215,777,976	(98.26%)	3,817,640	(1.74%)
	John B. Zaozirny	203,889,298	(92.85%)	15,706,318	(7.15%)
	Wayne K. Foo	215,345,065	(98.06%)	4,250,551	(1.94%)
	Kelvin B. Johnston	216,291,507	(98.50%)	3,304,109	(1.50%)
	James D. McFarland	209,498,437	(95.40%)	10,097,189	(4.60%)
	Michael S. Parrett	214,415,658	(97.64%)	5,179,958	(2.36%)
	A. Terence Poole	215,355,144	(98.07%)	4,238,356	(1.93%)
	Barry D. Stewart	215,561,135	(98.16%)	4,034,481	(1.84%)
	D. Michael G. Stewart	214,428,378	(97.65%)	5,167,238	(2.35%)

3.	The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 196,064,497 (89.28%) For 23,531,111 (10.72%) Against